[Letterhead of Eversheds Sutherland (US) LLP]

August 1, 2018

VIA EDGAR

James E. O’Connor, Esq.

Kathy Churko

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. O’Connor and Ms.Churko:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 29, 2018 and July 10, 2018, with respect to the Company’s registration statement on Form N-2 (File No. 333-225462), filed with the Commission on June 6, 2018 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Legal Comments

1.	Comment: Page 1 notes that the Company’s “investment objective also includes warehouse facilities”. Please change “objective” to “strategy”, in line with the disclosure in the Business section of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Comment: Page 1 states, “For the fiscal year ended March 31, 2018, our total return based on market value was 6.41%.” Please include the same disclosure with respect to total return based on net asset value (“NAV”).

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

3.	Comment: Page 4 states, “However, under certain circumstances we may be required to take into account income for tax purposes no later than when such income is taken into account for GAAP purposes.” Please revise this sentence so that it reads “However, under certain circumstances we may be required to take into account income for GAAP purposes no later than when such income is taken into account for tax purposes.”

Response: The Company respectfully disagrees with the Staff’s comment. The 2017 amendment to the Internal Revenue Code of 1986 (the “Code”) included new Section 451(b), which generally provides that an accrual basis taxpayer must take an item into account for tax purposes no later than when it is taken into account for accounting purposes. The statement in the Prospectus as originally drafted was intended to reflect this change in the tax law, and the Company believes it was correctly stated in the Prospectus. Further, there is no rule that requires GAAP accrual of income based on tax accrual of such income.

4.	Comment: Page 4 states, “While the tax characterization of our distributions for the fiscal year ended March 31, 2018 will not be known until our tax returns are finalized, we do not expect to have a tax return of capital for this period.” Please revise this sentence so that it reads “While the tax characterization of our distributions for the fiscal year ended March 31, 2018 will not be known until our tax returns are finalized, we expect that our taxable income will exceed our earnings and profits as determined under GAAP for this period.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: Where appropriate, please add the substance of the following disclosure with respect to the administration agreement:

“With respect to the administrative agreement, our board of directors reviews the methodology employed in determining how the expenses are allocated to us. Our board of directors assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any third party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to our Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable closed-end funds.”

Response: The Company respectfully advises the Staff that substantially the same disclosure is already included in the “Administration Agreement” section of the Prospectus.

6.	Comment: Page 6 states, “CLO indentures typically provide for adjustments to the priority of payments in the event that certain cashflow or collateral requirements are not maintained. The collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values.” On a supplemental basis, please confirm that this statement is true.

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Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

Response: The Company advises the Staff on a supplemental basis that it is true that the collateral quality tests that may divert cashflows in the priority of payments are predominantly determined by reference to the par values of the underlying loans, rather than their current market values.

7.	Comment: On page 6, please revise the disclosure preceding the illustrative diagram so that it reads:

“The diagram below is for illustrative purposes only. The CLO structure highlighted below is illustrative only and structures among CLO vehicles in which we may invest may vary substantially from the example set forth below.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Comment: In the Financial Highlights table on page 18, please add a line for the Total Return based on NAV, similar to the Total Return line based on market value.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Comment: The first risk factor on page 19 notes that “Some instruments issued by CLO vehicles may not be readily marketable and may be subject to restrictions on resale. Securities issued by CLO vehicles are generally not listed on any U.S. national securities exchange and no active trading market may exist for the securities of CLO vehicles in which we may invest. Although a secondary market may exist for our investments in CLO vehicles, the market for our investments in CLO vehicles may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value.” Please add the information in this paragraph on the cover page in bold and larger font.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: In the risk factor titled “Proposed regulations may impact our ability to qualify as a RIC if we do not receive timely distributions from our CLO investments,” on page 24, your statement that “the Code does not specifically provide whether these income inclusions would be ‘good income’ for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year” is incorrect, as the Code implicitly states that there must be a distribution. Please revise this disclosure accordingly. In addition, your belief expressed on page 24 in the statement that “the income inclusions from a CLO that is a QEF or a CFC would be ‘good income’ for purposes of the 90% Income Test,” absent a distribution of such imputed amounts, is without basis “under current law.” The Code provides that all of the income of a QEF or CFC – whether distributed as not – is currently taxable under 951(a)(1)(A)(i) of Subpart F of the tax code and only distributions actually paid by a QEF or CFC to a regulated investment company are qualifying income. See section 851(b) of the Code (flush language). As you note, in a series of private letter rulings starting in 2006, the IRS took the position (without citing any authority) that the undistributed income of a QEF or a CFC is qualifying “other income” under section 851(b)(2). But the Fund apparently does not have one of these PLRs and the existence of such PLRs in the hands of other taxpayers, it is now clear, cannot form the basis for a tax opinion. The preamble to the proposed regulations makes this clear in a highly unusual statement, which implicitly says these PLRs were mistakes: “Reading section 851(b)(2) in this manner ignores the requirement in section 851(b) that amounts be distributed in order to treat these inclusions as dividends.” See Proposed Regulation 1.851-2, 81 Fed. Reg. 66,577 (Sept. 28, 2016), https://www.gpo.gov/fdsys/pkg/FR-2016-09-28/pdf/2016-23408.pdf.

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Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

Please revise the disclosure to state the risks to investors if the Fund fails to distribute to them the full amount of the Fund’s Subpart F or QEF inclusions.

Response: The Company respectfully disagrees with the Staff’s comment. Section 851(b)(2) provides that, in order to qualify as a RIC for U.S. federal income tax purposes, a company must, among other things, derive in each taxable year at least 90% of its gross income from certain sources (“Qualifying Income”) including dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies” (“Other Income”). Section 851(b) provides that:

For purposes of [section 851(b)(2)], there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.

Pursuant to this provision, income included by a RIC in its gross income under section 951(a)(1)(A)(i) or 1293(a) will be treated as a dividend that is Qualifying Income if such income is distributed to the RIC in the same taxable year in which the RIC included the income. The Code is silent as to whether income included under section 951(a)(1)(A)(i) or 1293(a) will be Qualifying Income if not distributed to the RIC in the same taxable year. The IRS has issued numerous private rulings in which it determined that such income would be Qualifying Income whether or not distributed in the same taxable year. Presumably, it viewed such income as Other Income. While these rulings are binding only on the taxpayers to whom they are issued, the Company believes these rulings correctly interpret current law. There is no policy reason why amounts included under section 951(a)(1)(A)(i) or 1293(a) should be Qualifying Income only if distributed currently. Where a RIC has included such income under section 951(a)(1)(A)(i) or 1293(a), distributions of such income to the RIC are not taxable regardless of whether they are distributed currently or in future years. In addition, the income included under section 951(a)(1)(A)(i) or 1293(a) increases the shareholder’s basis in the stock of the PFIC or CFC so as to prevent double taxation of such amounts in the event the stock is sold prior to distribution. In other words, the income inclusion under section 951(a)(1)(A)(i) or 1293(a) is simply a substitute for a dividend or gain and is appropriately treated as Other Income that is Qualifying Income. Given the great weight of regulatory practice as well as the plain language of the Other Income provision, we believe that the proposed regulation would represent a change in current law (and that the IRS may lack authority to issue such regulation since it is inconsistent with the Other Income provision).

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Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

In light of the foregoing, the Company believes that the current disclosure is accurate as drafted.

11.	Comment: In the risk factor titled “We may borrow money and/or issue preferred stock to leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us,” please revise the third to last sentence of the second paragraph so that it reads:

“If this ratio declines, we may not be able to incur additional debt or issue additional shares of preferred stock and could be required by law to sell a portion of our investments to repay some debt or redeem some preferred stock when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make distributions or repurchases of stock.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.	Comment: Page 30 notes that the Company’s cost of funds is approximately 2.37%. On a supplemental basis, please explain how the Company calculated the cost of funds.

Response: The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that it has corrected the Prospectus to reflect a total cost of leverage of 6.81%, which is based on the weighted average cost of: (i) the Company’s outstanding preferred stock ($90.4 million of Series 2023 Term Preferred Shares at 7.50% and $68.2 million of Series 2024 Term Preferred Shares at 6.75%), (ii) the Company’s borrowings under a repurchase agreement with Nomura Securities International, Inc. of $42.5 million at 5.46%, and (iii) the issuance of an assumed additional $25.0 million of new preferred stock at 6.75%.

13.	Comment: Page 55 notes that the Company “may elect to engage third-party valuation firms to provide assistance to our Valuation Committee and Board of Directors in valuing certain of our investments.” Please disclose in what circumstances the Company uses a third-party independent valuation firm to value its CLO assets. Please disclose how frequently the Company normally values each of its CLO assets. Finally, please disclose whether the board receives a written report with respect to every CLO asset of the Company valued by third parties.

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Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Accounting Comments

14.	Comment: Please include an updated auditor consent with the next filing of the Registration Statement.

Response: The Company has included an updated auditor consent with Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

15.	Comment: Under the heading “Distributions” on page 2, we note that the last two columns for each month during the quarter ended March 31, 2018 is marked “N/A.” The footnote indicates that investment income is calculated quarterly and therefore, the necessary information to complete the columns should have been available at the time of the filing. Please advise us why the last two columns for each month during the quarter ended March 31, 2018 are marked “N/A.”

Response: The Company respectfully refers the Staff to footnote 5 on page 3 of the Prospectus. On January 1, 2018, the Company began paying monthly distributions in lieu of its historical quarterly distributions. The Company has included each month during the relevant quarter solely to disclose the information in the first four columns of the table. Investment income is reported on a quarterly basis. Therefore the last two columns only have quarterly information and the Company is unable to disclose information with respect to the last two columns on a monthly basis.

16.	Comment: In the last sentence in the second full paragraph on page 3, we note that the Company discloses a tax return of capital of approximately $0.44 per share for the year ended March 31, 2017. However, it doesn’t appear the tax return of capital is appropriately disclosed in the financial highlights table on page 17. Please disclose the $0.44 tax return of capital in the financial highlights, or please explain why you believe it is unnecessary to do so.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that the financial highlights table is presented on a GAAP basis whereas the tax return of capital of $0.44 per share for the fiscal year ended March 31, 2017 is calculated on a tax basis. The Company has revised the disclosure in the second full paragraph on page 3 to note the difference between the return of capital for tax purposes and GAAP purposes.

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Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

17.	Comment: Please confirm the Company has complied with the shareholder notice requirements of Rule 19a-1 of the Investment Company Act of 1940, as amended.

Response: In accordance with advice received from the SEC staff over the years, the Company elected to determine whether it is required to send a notice to its stockholders in accordance with Section 19(a) of the Investment Company Act of 1940 on a tax basis and not on a book basis. The Company confirms to the Staff that it complies with the shareholder notice requirements of Rule 19a-1 of the Investment Company Act of 1940, as amended, by including the tax characteristics of any distributions paid during a calendar year (including the portion of such distributions which constituted a tax return of capital) in a Form 1099-DIV that the Company sends to shareholders after the end of a calendar year and sending a revised 1099-DIV, to the extent necessary, once the Company’s tax return for a given fiscal year is finalized. In addition, when the necessary information becomes available, the Company posts on its website IRS Form 8937, which also discloses the tax return of capital and other information about the sources of distributions for the Company’s most recent fiscal year.

18.	Comment: On page 9 in the fifth primary bullet which reads “As of March 31, 2018, the following weighted average yields were calculated,” we note the Company does not disclose the total return. The disclosure of weighted average yield on total investments without the disclosure of total return in close proximity thereto could be misleading to investors. Please disclose the total return in the fifth primary bullet, or at a minimum, disclose that the weighted average yield doesn’t represent a return to shareholders.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

19.	Comment: We note that, in the Fees and Expenses table on page 15, the Company discloses estimated annual shareholder expenses of 12.81%, which also includes the preferred stock dividends. We also note that the financial highlights in the Company’s financial statements show annual shareholder expenses of 13.52%, which does not include such preferred stock dividends. Please explain to us why the 12.81%, which includes the preferred stock dividends, is less than the 13.52%, which does not include the preferred stock dividends, or please correct the percentages disclosed, as applicable.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that the ratio of annual shareholder expenses that is disclosed in the Fees and Expenses table is based on, in accordance with the instructions in Form N-2, assumed assets and liabilities of the Company during the next twelve months, which takes into account hypothetical capital raises and uses of proceeds therefrom, whereas the annual expenses ratio presented in the financial highlights section of the Company’s financial statements are based on U.S. GAAP and is calculated based on average daily net assets during the prior fiscal year without taking into account any hypothetical future capital raises and uses of proceeds therefrom.

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Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

20.	Comment: Please confirm the accuracy of expenses shown in the Example table on page 15, or update the expenses shown as necessary. If the numbers are accurate, please supplementally provide to the Staff the back-up to support the numbers.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that it believes that the expenses as shown in the Example table on page 15 are accurate. The Company has provided supplementally to the Staff the back-up to support these numbers.

21.	Comment: On page F-4 in the Schedule of Investments, there is no estimated yield disclosed for the CLO subordinated fee note of Blue Hill CLO, Ltd. Please advise us why the estimated yield has not been disclosed similar to other investments, or disclose the estimated yield of this investment.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that the above referenced investment provides a contractual rate of return based on the collateral manager fees received with respect to the investment. Therefore, there is no “yield” attributable to the above referenced investment as is the case for a typical CLO equity investment.

22.	Comment: Please confirm that the Company has operated as a non-diversified investment company within the last three years.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company currently does not, and does not intend in the future to, operate as a “diversified company” as such term is defined in the Investment Company Act of 1940, as amended. While the Company’s portfolio composition may at certain period ends not meet some of the requirements for being “non-diversified,” the Company believes that its current disclosure accurately describes how the Company manages its portfolio.

23.	Comment: With respect to note 10 on page F-26, please confirm that the Company believes that its assets will provide adequate coverage to allow the Company to satisfy all of its unfunded commitments that are currently outstanding. In addition, please explain how the Company plans to satisfy its unfunded commitments.

Response: The Company confirms and represents to the Staff that it believes that its assets will provide adequate coverage to satisfy its unfunded commitments. The Company advises the Staff that it will use a combination of cash on hand, proceeds from sales of investments, or issue common stock or preferred stock, or use borrowings, in order to cover its unfunded commitments.

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Mr. James E. O’Connor, Esq.

Kathy Churko

August 1, 2018

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry Pangas at (202) 383-0805 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:          Jonathan H. Cohen / Oxford Lane Capital Corp.

Harry Pangas, Esq. / Eversheds Sutherland (US) LLP

Vlad Bulkin, Esq. / Eversheds Sutherland (US) LLP

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